July 3, 1997


Dear Stockholder:

     The Board of Directors of Sterling House
Corporation (the "Company") has announced the adoption of a Shareholders Rights Plan (the
"Plan"). The Plan provides for a dividend of rights (the "Rights") to purchase shares of a new series of Preferred Stock of the Company (the
"Preferred Stock") (or, in certain circumstances, Common Stock of the Company or other consideration), exercisable upon the occurrence of certain events.

     We believe that the Plan protects your
interests in the event that the Company is confronted with an unsolicited offer to acquire the Company at a price and on terms and conditions which the Board of Directors believes to be inadequate or otherwise unfair to stockholders.
The Plan also contains provisions to protect you in the event of other coercive or unfair takeover tactics, such as offers that do not treat all stockholders equally, acquisitions in the open market of shares constituting control without offering fair value to all stockholders and other coercive or unfair takeover tactics that could impair the Board of Directors' ability to represent your interests fully. The Board of Directors believes it was prudent to put this Plan in place so that the Board will be in a position to protect your interests should such an effort be made in the future.

     The Plan will not affect an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board of Directors. The Plan will not interfere with a merger or other business combination transaction that the Board of Directors approves as fair and as constituting a recognition of full value to the stockholders.

     The Rights would become exercisable to
purchase shares of Preferred Stock (or, in certain circumstances, Common Stock) only if (i) a person acquires 20% or more of the Company's Common
Stock, (ii) a person commences a tender or exchange offer for 20% or more of the Company's
Common Stock or (iii) the Board of Directors determines that a person's ownership of 10% or more of the Company's Common Stock may have a material adverse impact on the Company. In the circumstances described in clause (i) above, holders of Rights would be entitled to purchase, in lieu of Preferred Stock, Common Stock of the Company at a 50% discount from market value.
Moreover, in the event that the Company were to enter into certain merger or asset sale transactions, after the occurrence of the circumstance described in clause (i), holders would be entitled to exercise the Rights for common stock of the acquiring entity. The acquiring person described in clause (i) would not be entitled to exercise Rights.

     The issuance of Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can currently trade shares of the Company's Common Stock.

     A summary of the Plan is enclosed. The Plan is complex, and we urge you to read this summary carefully. Its premise, however, is straightforward: to serve and protect the interests of the Company's stockholders.


Sincerely,

STERLING HOUSE CORPORATION



Timothy J. Buchanan
Chairman and Chief
Executive Officer

	SUMMARY OF RIGHTS
	TO PURCHASE SERIES A JUNIOR
	PARTICIPATING PREFERRED STOCK


	On June 25, 1997, the Board of Directors of Sterling House Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's Common Stock, no par value per share (the "Common Stock"), to the holders of record on July 3, 1997 (the "Record
Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, no par value per share (the "Series A Preferred Stock"), or, in some circumstances, Common Stock, other securities, cash or other assets as summarized below, at a price of $80.00 per one one-hundredth of a share (the "Purchase Price"), with both shares and price being subject to adjustment in certain events. The complete terms and conditions of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C.., a New Jersey limited liability company, as Rights Agent, dated as of June 25, 1997, as it may be amended from time to time. Capitalized terms not defined herein are defined in the Rights Agreement.

	Initially, the Rights will attach to all certificates representing outstanding shares of Common Stock and no separate certificates for the Rights ("Rights
Certificates") will be distributed.  The Rights will separate from the Common
Stock upon the "Distribution Date," which will occur upon the earlier of (i) 10 days following a public announcement that a person or group  (an "Acquiring
Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of such announcement, the "Stock
Acquisition Date") or (ii) 10 business days following the commencement of a tender offer or exchange offer, the consummation of which would result in a person becoming an Acquiring Person or (iii) 10 business days following a determination by the Company's Board of Directors that a person has become the beneficial owner of more than 10% of the outstanding shares of Common
Stock and (a) has acquired such beneficial ownership to cause the Company to repurchase the shares owned by such person or to pressure the Company to take some action that would provide such person with short-term financial gain under circumstances where the Board determines that the best long-term interests of the Company would not be served by taking such action or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (any such person, an "Adverse Person").  Until the Distribution Date, (a) the Rights will be evidenced by Common Stock certificates and may be transferred only with such certificates, (b) Common Stock certificates will contain a legend incorporating the Rights Plan by reference and (c) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the stock represented by such certificate.

	The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 25, 2007 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

	As soon as practicable after the Distribution Date, certificates representing the rights (the "Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date, and from the Distribution Date the Rights Certificates alone will represent the Rights.

	In the event (a "Flip-In Event") that (i) a person or group becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock which at least a majority of disinterested Directors, after receiving advice from one or more investment banking firms, determines to be at a price which is fair to stockholders and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer")) or
(ii) the Board determines that a person is an Adverse Person, each holder of a Right will have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then current market value of twice the Purchase Price (i.e. at a 50% discount to the then current market value). Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

	In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the continuing or surviving corporation in a merger but all or part of the outstanding shares of Common Stock of the Company is changed into or exchanged for stock or securities of any other person or cash or other property, or (iii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred, then each holder of a Right (except Rights that have been voided as set forth above) thereafter shall have the right to receive, upon exercise at the then current Purchase Price (as set forth in the Rights Agreement), a number of shares of common stock of the acquiring company having a then current market value of twice such Purchase Price (i.e. at a 50% discount). The
Company may not engage in a transaction with an Acquiring Person constituting a Flip-Over Event unless the Acquiring Person meets certain conditions. If the Acquiring Person's (or its affiliated entity's) common stock has not been registered under the Securities Exchange Act of 1934, as amended, for the preceding twelve months, but it is a direct or indirect subsidiary of another company which has registered common stock, the Rights shall be exercisable as described above to purchase the common stock of such parent company.
Moreover, the Company may not engage in a Flip-Over transaction unless the Acquiring Person (or its affiliated entity or parent, as applicable) (i) has sufficient shares of common stock authorized to permit the full exercise of the Rights and (ii) enters into an agreement containing the terms set forth above and providing that, as soon as practicable after the date of the Flip-Over
Event, the Acquiring Person will register the Rights and the securities issuable upon exercise of the Rights under the Securities Act of 1933, as amended, and maintain the effectiveness of such registration statement until the Expiration Date of the Rights Plan. Notwithstanding the foregoing, the Flip-Over provision would not be applicable to a "clean-up" merger which would take place after the consummation of a Qualifying Offer if, pursuant to the terms of such merger, (i) the price per share of Common Stock offered in such transaction is not less than the price paid to holders of Common Stock whose shares were purchased in the Qualifying Offer and (ii) the form of consideration offered in the transaction is the same as the form of consideration paid pursuant to the Qualifying Offer.

	The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on (payable in shares of the Series A Preferred Stock), or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights, options or warrants to subscribe for or purchase Series A Preferred Stock at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or cash (other than a regular quarterly cash dividend out of the earnings or retained earnings of the Company) or assets (excluding regular quarterly cash dividends and dividends payable in shares of Series A Preferred Stock) or of subscription rights, options or warrants (other than those referred to above)
 . With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. Fractional shares of Series A Preferred Stock in integral multiples of one one-hundredth of a share of Series
A Preferred Stock will be issuable. In lieu of fractional shares other than fractions that are multiples of one one-hundredth of a share, an adjustment in cash may be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

	At any time prior to the expiration of 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 (subject to certain adjustments as set forth in the Rights
Plan) per Right. The Board may not, however, redeem any Rights following a determination by the Board that a person is an Adverse Person. Additionally, the 10 day period following the Stock Acquisition Date during which the Rights may be redeemed may be extended by the Directors during such 10 day period. However, if the Rights are not so redeemed during such 10 day period (or any extension thereof), the Rights shall become non-redeemable for the duration of the Rights Plan. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

	In the event that a majority of the Board of Directors of the Company serving following a meeting of stockholders or stockholder action by written consent are not nominated by the Board of Directors serving immediately prior to such meeting or action, then for 180 days following such meeting or action the Rights may not be redeemed if such redemption is reasonably likely to have the purpose or effect of allowing any person to become an Acquiring Person, otherwise facilitating the occurrence of a Flip-In Event or a Flip-Over Event or a transaction with an Acquiring Person.

	The Series A Preferred Stock purchasable upon exercise of the Rights will be junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such series). Each whole share of Series A Preferred Stock will entitle the holder thereof to receive a quarterly cumulative dividend in an amount equal to the greater of $2.00 or 100 (as adjusted pursuant to the terms of the Certificate of Designations of the Series A Preferred Stock, the "Formula Number") times the dividends and other distributions declared on each share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will receive a preferred liquidation payment equal to $80.00 per share, plus an amount equal to accrued and unpaid dividends thereon to the date of such payment (the
"Series A Liquidation Preference"). Following such payment, the holders of Common Stock will receive an amount per share equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) the Formula Number (the "Adjustment Amount"). Following the full payment of the Series A Liquidation Preference and the

Adjustment Amount, holders of Series A Preferred Stock and Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Formula Number to one with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

	Each share of Series A Preferred Stock will have the number of votes equal to the Formula Number, voting together with the shares of Common
Stock. In the event six quarterly cumulative dividends, whether consecutive or not, on the Series A Preferred Stock are in arrears, the holders of Series A Preferred Stock will have the right, voting as a class, to elect two members of the Board of Directors of the Company (in addition to the normal voting rights) until all unpaid dividends on the Series A Preferred Stock have been paid in full.

	In the event of any consolidation, merger or other transaction in which shares of Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Series A Preferred
Stock as to dividends, liquidation payments and voting, and in the event of mergers or consolidations, are protected by customary anti-dilution provisions.

	Except as provided above, any of the provisions of the Rights
Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes that do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring
Person or Adverse Person), or to shorten or lengthen any time period under the Rights Plan; provided, however, that an amendment to lengthen the time period governing redemption may be made only if the Rights are redeemable and an amendment to lengthen any other time period may be made only for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights (other than any Acquiring Person or Adverse Person). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

	The Rights may have the effect of impeding a change of control of the Company without the prior approval of the Company's Board of Directors. The Rights will have certain anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire the Company without the approval of the Company's Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire the Company even if such acquisition may be favorable to the interests of the Company's stockholders. Because the Company's Board of Directors can redeem the Rights or approve a Qualifying Offer, the Rights should not interfere with a tender offer, merger or other business combination approved by the Board of Directors of the Company.

	The distribution of the Rights should not be taxable to shareholders of the Company. However, depending upon the circumstances, shareholders may recognize taxable income if the Rights become exercisable or upon the occurrence of certain events thereafter.

	A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form 8-A dated July 3, 1997. A copy of the Rights Agreement is available free of charge from the Company by written request to Sterling House Corporation, 453 S. Webb Road, Suite 500, Wichita, Kansas 67207. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is hereby incorporated herein by reference. In the event of a conflict between this summary and the Rights Agreement, the Rights Agreement will prevail.